Exhibit 99.1

BEZEQ GROUP REPORTS

FOURTH QUARTER AND FULL YEAR 2019 FINANCIAL RESULTS

Tel Aviv, Israel – March 19, 2020 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months and year ended December 31, 2019. Details regarding the investor conference call and webcast to be held today are included later in this press release.

The financial results in 2019 were impacted by four extraordinary items:

●	Write-off of the tax asset in respect of losses from yes of NIS 1.166 billion
●	Impairment loss in Pelephone assets of NIS 951 million
●	Impairment loss in Bezeq International assets of NIS 102 million
●	Capital gains of NIS 403 million for the sale of the “Sakia” complex

Bezeq Group (consolidated)	Q4 2019	Q4 2018	% change	FY 2019	FY 2018	% change
	(NIS millions)			(NIS millions)
Revenues	2,202	2,326	(5.3)%	8,929	9,321	(4.2)%
Operating profit	113	(1,810)		989	(548)
Adjusted EBITDA*	881	956	(7.8)%	3,733	3,950	(5.5)%
EBITDA	600	(1,230)		2,901	1,641	76.8%
EBITDA margin	27.2%	(52.9)%		32.5%	17.6%
Adjusted net profit*	213	197	7.9%	950	983	(3.4)%
Net profit	(5)	(1,755)	(99.7)%	(1,087)	(1,066)	2.0%
Diluted EPS (NIS)	-	(0.63)		(0.39)	(0.39)	0.0%
Cash flow from operating activities	748	914	(18.2)%	2,924	3,512	(16.7)%
Payments for investments	324	416	(22.1)%	1,551	1,727	(10.2)%
Free cash flow [1]	344	679	(49.3)%	1,368	1,598	(14.4)%
Net debt/Adjusted EBITDA[2] (EOP)	2.4	2.5		2.4	2.5

* After adjusting for other operating expenses/income, net and loss from one-time impairment of assets

1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

2 Adjusted EBITDA in this ratio is EBITDA (trailing twelve months) excluding other operating income/expenses, one-time loss from impairment and the effect of the adoption of accounting standard IFRS 16.

Shlomo Rodav, Bezeq’s Chairman, stated, “We are in the midst of an incredibly challenging period for Israel and the world. More than ever, residents and businesses rely on infrastructure and telecommunications services. All companies in the Bezeq Group have always focused on providing high quality and reliable service, and at this difficult time our strengths in infrastructure and services and our commitment to customers are particularly prominent. We stand firmly alongside residents and businesses in this difficult time.”

Rodav added, “In 2019, all Bezeq Group companies worked to adjust their operating structures to the changes occurring in the Israeli telecommunications market. Streamlining measures resulted in a 3% reduction in Group salary expenses and a 3.4% decrease in operating expenses. In 2019, labor agreements signed with the subsidiary companies will lead to the streamlining of over 1,000 employees over the next two years. In addition, we are moving forward with the synergy and collaboration processes among the subsidiaries in order to maximize their business potential”.

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Yali Rothenberg, CPA, Bezeq Group’s Chief Financial Officer commented, “In 2019, we took a number of significant financial initiatives in order to strengthen the Group’s long-term financial stability. We reduced the Group’s net debt by over NIS 900 million. In addition, we raised long-term debt of NIS 2.2 billion and made early repayments of short-term debt of NIS 2.6 billion so that the average duration of debt rose from 3.5 years to 4.4. It is important to note that the 2019 results were influenced by many one-off events.”

Coronavirus (COVID-19)

The Group companies are closely monitoring developments related to the spread of the coronavirus and are reviewing potential implications for their business activities. This is an evolving situation that cannot be controlled. The Group companies are taking various actions to manage risks and exposures. At this stage, the Group companies cannot reasonably estimate the expected quantitative impact of the event on their business activities.

Bezeq Group Results (Consolidated)

Revenues in 2019 totaled NIS 8.93 billion compared to NIS 9.32 billion in 2018, a decrease of 4.2%. Revenues in the fourth quarter of 2019 were NIS 2.20 billion, compared to NIS 2.33 billion in the same quarter of 2018, a decrease of 5.3%.

The decrease in revenues was due to lower revenues in all key Group segments.

Salary expenses in 2019 totaled NIS 1.93 billion compared to NIS 1.99 billion in 2018, a decrease of 3.0%. Salary expenses in the fourth quarter of 2019 were NIS 478 million, compared to NIS 485 million in the same quarter of 2018, a decrease of 1.4%.

The decrease in salary expenses was primarily due to a reduction in the number of employees in Bezeq International and yes.

Operating expenses in 2019 totaled NIS 3.26 billion compared to NIS 3.38 billion in 2018, a decrease of 3.4%. Operating expenses in the fourth quarter of 2019 were NIS 843 million, compared to NIS 885 million in the same quarter of 2018, a decrease of 4.7%.

The decrease in operating expenses was due to a reduction in most expense items of the Group.

Other operating expenses/income, net in 2019 amounted to income of NIS 221 million compared to expenses of NIS 634 million in 2018. Other operating expenses/income, net in the fourth quarter of 2019 amounted to expenses of NIS 179 million, compared to expenses of NIS 521 million in the same quarter of 2018.

BEZEQ GROUP REPORTS FULL YEAR 2019 FINANCIAL RESULTS	PAGE | 2

In 2019, this item was impacted by capital gains from the sale of real estate, primarily capital gains of NIS 403 million from the sale of the “Sakia” complex. In addition, provisions of NIS 276 million were recorded for the early retirement of employees compared to NIS 559 million in 2018.

In the fourth quarter of 2019, this item was primarily impacted by provisions of NIS 207 million for the early retirement of employees compared to NIS 452 million in the corresponding quarter of 2018.

Loss from impairment of assets in 2019 totaled NIS 1.05 billion compared to NIS 1.675 billion in 2018. The loss in 2019 was due to an impairment loss in Pelephone assets of NIS 951 million and an impairment loss in Bezeq International assets of NIS 102 million. The loss in 2018 was due to an impairment loss in yes assets of NIS 1.64 billion and an impairment loss in Walla assets of NIS 37 million.

Depreciation, amortization and ongoing impairment expenses in 2019 totaled NIS 1.91 billion compared to NIS 2.19 billion in 2018, a decrease of 12.7%. Depreciation, amortization and ongoing impairment expenses in the fourth quarter of 2019 were NIS 487 million, compared to NIS 580 million in the same quarter of 2018, a decrease of 16.0%.

The decrease in depreciation amortization and ongoing impairment expenses was primarily due to the decrease in depreciable and amortizable assets in yes in the fourth quarter of 2018. The decrease was partially offset by the ongoing loss from impairment (fixed and intangible assets) recorded in the current quarter.

Profitability metrics in 2019 were primarily impacted by the aforementioned impairment losses in Pelephone and Bezeq International assets as well as the changes in other operating expenses/income, net.

Operating profit in 2019 amounted to NIS 989 million compared to operating loss of NIS 548 million in 2018. Operating profit in the fourth quarter of 2019 amounted to NIS 113 million, compared to operating loss of NIS 1.81 billion in the same quarter of 2018.

EBITDA in 2019 totaled NIS 2.90 billion (EBITDA margin of 32.5%) compared to NIS 1.64 billion (EBITDA margin of 17.6%) in 2018, an increase of 76.8%. EBITDA in the fourth quarter of 2019 amounted to an income of NIS 600 million (EBITDA margin of 27.2%), compared to a loss of NIS 1.23 billion in the same quarter of 2018.

After adjusting for the impact of impairment losses as well as other income/expenses, Adjusted EBITDA in 2019 totaled NIS 3.73 billion (adjusted EBITDA margin of 41.8%) compared to NIS 3.95 billion (adjusted EBITDA margin of 42.4%) in 2018, a decrease of 5.5%. Adjusted EBITDA in the fourth quarter of 2019 was NIS 881 million (adjusted EBITDA margin of 40.0%) compared to NIS 956 million (adjusted EBITDA margin of 41.1%) in the same quarter of 2018, a decrease of 7.8%.

Financing expenses in 2019 totaled NIS 549 million compared to NIS 435 million in 2018, an increase of 26.2%. Financing expenses in the fourth quarter of 2019 were NIS 109 million, compared to NIS 108 million in the same quarter of 2018, an increase of 0.9%.

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The increase in financing expenses in 2019 was primarily due to the increase in financing expenses at Bezeq Fixed-Line primarily due to fees for the early repayment of debt as well as financing expenses in respect of provisions for employee benefits.

Tax expenses in 2019 totaled NIS 1.53 billion compared to NIS 80 million in 2018. Tax expenses in the fourth quarter of 2019 amounted to NIS 9 million, compared to tax income of NIS 163 million in the same quarter of 2018.

The increase in tax expenses was primarily due to the write-off of the tax asset in connection with yes’ losses of NIS 1.166 billion as well as an increase in taxable income.

Net loss in 2019 amounted to NIS 1.09 billion compared to NIS 1.07 billion in 2018. Net loss in the fourth quarter of 2019 amounted to NIS 5 million, compared to NIS 1.76 billion in the same quarter of 2018.

Net loss was primarily influenced by the aforementioned write-off of the tax asset in connection with yes’ losses, changes in loss from impairment of assets as well as changes in other operating expenses/income, net.

Cash flow from operating activities in 2019 totaled NIS 2.94 billion compared to NIS 3.51 billion in 2018, a decrease of 16.7%. Cash flow from operating activities in the fourth quarter of 2019 was NIS 748 million, compared to NIS 914 million in the same quarter of 2018, a decrease of 18.2%.

The decrease in cash flow from operating activities was due to lower cash flow in all key Group segments, and primarily in Bezeq Fixed-line due to changes in working capital, including payments for employee retirement.

Payments for investments (Capex) in 2019 totaled NIS 1.55 billion compared to NIS 1.73 billion in 2018, a decrease of 10.2%. Payments for investments in the fourth quarter of 2019 amounted to NIS 324 million, compared to NIS 416 million in the same quarter of 2018, a decrease of 22.1%.

Capex in 2019 were impacted by net payments of NIS 74 million for betterment levy, compared to payments of NIS 121 million for permit fees and purchase tax in 2018 relating to the sale of the “Sakia” complex.

Free cash flow in 2019 totaled NIS 1.37 billion compared to NIS 1.60 billion in 2018, a decrease of 14.4%. Free cash flow in the fourth quarter of 2019 was NIS 344 million, compared to NIS 679 million in the same quarter of 2018, a decrease of 49.3%.

The decrease in free cash flow in 2019 was due to the aforementioned decrease in cash flow from operating activities partially offset by an increase in proceeds from the sale of assets primarily due to the sale of the “Sakia” complex.

The decrease in free cash flow in the fourth quarter of 2019 was primarily due to the aforementioned decrease in cash flow from operating activities as well as a decrease in proceeds from the sale of real estate (NIS 12 million compared to NIS 272 million in the corresponding quarter of 2018 primarily due to proceeds from the sale of the “Sakia” complex).

Net financial debt of the Group was NIS 7.96 billion as of December 31, 2019 compared to NIS 8.89 billion as of December 31, 2018. As of December 31, 2019, the Group’s net financial debt to Adjusted EBITDA ratio was 2.4, compared to 2.5 as of December 31, 2018.

2020 Outlook

Given the outbreak of the coronavirus (COVID-19) and the resulting substantial uncertainty in the global and local economy, at this stage, the Company is unable to publish an accurate outlook for the Group’s results for 2020.

The Company considers it important to continue to provide guidance, and will therefore continue to closely monitor developments in the coming months, and will consider, depending on the situation, the possibility of publishing a forecast for 2020, together with the publication of the results for the first quarter of 2020, if feasible.

BEZEQ GROUP REPORTS FULL YEAR 2019 FINANCIAL RESULTS	PAGE | 4

Bezeq Fixed-Line Results

Dudu Mizrahi, Bezeq CEO, commented, “We are concluding results for the fourth quarter and year in an extremely challenging world. Bezeq’s strength - our high quality nationwide telecommunications network and excellent service and systems, enable us to cope with this complex reality, and to continue to offer high quality and exceptional telecommunication services to our customers even during this challenging time. We are working day and night to enable our business customers to continue their operations and to enable continuous communications and the upgrading of their bandwidth according to their needs. At the same time, citizens working from home brings the volume of usage to new highs, which is made possible through early preparation by the company, and thanks to a network redundancy that allows for continued growth and increased demand for telecommunications services. During the year, due to increased competition, we worked hard to strengthen our competitive advantages, and this is reflected in the company’s results. We developed new products and services, some of which reached peak demand, entered new areas of activity, and strengthened and improved existing areas of operations. In addition, we continued to streamline and reduce expenses, which can be seen in the results of the company.”

Revenues in 2019 totaled NIS 4.07 billion compared to NIS 4.20 billion in 2018, a decrease of 2.9%. Revenues in the fourth quarter of 2019 were NIS 985 million, compared to NIS 1.03 billion in the same quarter of 2018, a decrease of 4.0%.

The decrease in revenues was due to a decrease in revenues from telephony services, Internet services and transmission and data communication services, which were partially offset by an increase in revenues from cloud & digital services and revenues from other services.

Revenues from broadband Internet services (retail and wholesale) in 2019 totaled NIS 1.58 billion compared to NIS 1.60 billion in 2018, a decrease of 1.1%. Revenues from broadband Internet services in the fourth quarter of 2019 were NIS 392 million, compared to NIS 396 million in the same quarter of 2018, a decrease of 1.0%.

The decrease in revenues from broadband Internet services was due to a decrease in the number of retail and wholesale Internet lines partially offset by an increase in the average revenue per retail subscriber.

Revenues from telephony services in 2019 totaled NIS 1.04 billion compared to NIS 1.16 billion in 2018, a decrease of 10.1%. Revenues from telephony services in the fourth quarter of 2019 were NIS 247 million, compared to NIS 281 million in the same quarter of 2018, a decrease of 12.1%.

The decrease in revenues from telephony services was due to a decrease in the number of access lines as well as a reduction in the average revenue per line.

Revenues from transmission and data communication services in 2019 totaled NIS 948 million compared to NIS 977 million in 2018, a decrease of 3.0%. Revenues from transmission and data communication services in the fourth quarter of 2019 were NIS 219 million, compared to NIS 243 million in the same quarter of 2018, a decrease of 9.9%.

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Revenues from cloud & digital services in 2019 totaled NIS 274 million compared to NIS 260 million in 2018, an increase of 5.4%. Revenues from cloud & digital services in the fourth quarter of 2019 were NIS 66 million, compared to NIS 63 million in the same quarter of 2018, an increase of 4.8%. The increase in revenues from cloud & digital services in 2019 was primarily due to an increase in revenues from virtual private exchange services.

Revenues from other services in 2019 totaled NIS 234 million compared to NIS 207 million in 2018, an increase of 13.0%. Revenues from other services in the fourth quarter of 2019 were NIS 61 million, compared to NIS 43 million in the same quarter of 2018, an increase of 41.9%. The increase in revenues from other services was primarily due to increased sales of cellular handsets.

Operating expenses in 2019 totaled NIS 565 million compared to NIS 596 million in 2018, a decrease of 5.2%. Operating expenses in the fourth quarter of 2019 were NIS 147 million, compared to NIS 168 million in the same quarter of 2018, a decrease of 12.5%.

The decrease in operating expenses was primarily due to a decrease in marketing and general expenses, building maintenance and interconnect fees & payments to telecom operators, partially offset by an increase in terminal equipment and materials mainly due to the sale of cellular handsets.

Salary expenses in 2019 totaled NIS 911 million compared to NIS 912 million in 2018, a decrease of 0.1%. Salary expenses in the fourth quarter of 2019 were NIS 223 million, compared to NIS 219 million in the same quarter of 2018, an increase of 1.8%.

Gross salary expenses in 2019 (before deduction of capitalized salaries) decreased NIS 30 million.

The decrease was mostly offset by a reduction of NIS 29 million in capitalized salaries.

Other operating expenses/income, net in 2019 amounted to income of NIS 406 million, compared to expenses of NIS 614 million in the same quarter of 2018. Other operating expenses/income in the fourth quarter of 2019 amounted to expenses of NIS 94 million, compared to expenses of NIS 509 million in the same quarter of 2018.

In 2019, other operating expenses/income was impacted by capital gains of NIS 403 million from the sale of the “Sakia” complex. In addition, provisions for the early retirement of employees amounted to NIS 109 million compared to NIS 547 million in 2018.

In the fourth quarter of 2019, other operating expenses/income was primarily impacted by the recording of a provision for the early retirement of employees of 130 million compared to NIS 448 million in the corresponding quarter of 2018.

Depreciation expenses in 2019 totaled NIS 861 million compared to NIS 850 million in 2018, an increase of 1.3%. Depreciation expenses in the fourth quarter of 2019 were NIS 225 million, compared to NIS 217 million in the same quarter of 2018, an increase of 3.7%.

Profitability metrics in 2019 and in the fourth quarter of 2019 were primarily impacted by the aforementioned changes in other operating expenses/income, net.

Operating profit in 2019 totaled NIS 2.14 billion compared to NIS 1.22 billion in 2018, an increase of 75.0%. Operating profit in the fourth quarter of 2019 amounted to NIS 296 million, compared to operating loss of NIS 87 million in the same quarter of 2018. The increase in operating profit was primarily due to the aforementioned changes in other operating expenses/income, net.

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EBITDA in 2019 totaled NIS 3.00 billion (EBITDA margin of 73.7%) compared to NIS 2.07 billion (EBITDA margin of 49.4%) in the same quarter of 2018, an increase of 44.8%. EBITDA in the fourth quarter of 2019 was NIS 521 million (EBITDA margin of 52.9%), compared to NIS 130 million (EBITDA margin of 12.7%) in the same quarter of 2018, an increase of 300.8%. The increase in EBITDA was primarily due to the aforementioned changes in other operating expenses/income, net.

After adjusting for the impact of operating expenses/income, net, Adjusted EBITDA in 2019 totaled NIS 2.60 billion compared to NIS 2.69 billion in 2018, a decrease of 3.4%. Adjusted EBITDA in the fourth quarter of 2019 was NIS 615 million compared to NIS 639 million in the same quarter of 2018, a decrease of 3.8%.

Financing expenses in 2019 totaled NIS 569 million compared to NIS 470 million in 2018, an increase of 21.1%. Financing expenses in the fourth quarter of 2019 were NIS 115 million, compared to NIS 117 million in the same quarter of 2018, a decrease of 1.7%.

The increase in financing expenses in 2019 was primarily due to net fees of NIS 79 million for the early repayment of debt as well as financing expenses of NIS 89 million in respect of provisions for employee benefits, compared to NIS 9 million in 2018. These amounts were partially offset by a decrease in interest expense due to the repayment of debt. In addition, in 2018 financing expenses of NIS 43 million were recorded for the write off of the balance of the debt owed the Company in connection with the acquisition of yes.

Tax expenses in 2019 totaled NIS 381 million compared to NIS 187 million in 2018, an increase of 103.7%. Tax expenses in the fourth quarter of 2019 amounted to NIS 47 million, compared to tax income of NIS 49 million in the same quarter of 2018.

The increase in tax expenses was due to an increase in profitability due to the aforementioned changes in other operating expenses/income, net.

Net profit in 2019 totaled NIS 1.19 billion compared to NIS 567 million in 2018, an increase of 110.2%. Net profit in the fourth quarter of 2019 amounted to NIS 134 million, compared to net loss of NIS 155 million in the same quarter of 2018.

The increase in net profit was primarily due to the aforementioned increase in operating profit, partially offset by the increase in financing and tax expenses.

Cash flow from operating activities in 2019 totaled NIS 1.85 billion compared to NIS 2.21 billion in 2018, a decrease of 16.3%. Cash flow from operating activities in the fourth quarter of 2019 amounted to NIS 476 million, compared to NIS 600 million in the same quarter of 2018, a decrease of 20.7%.

The decrease in cash flow from operating activities was primarily due to changes in working capital, including payments for employee retirement.

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Payments for investments (Capex) in 2019 totaled NIS 881 million compared to NIS 976 million in 2018, a decrease of 9.7%. Payments for investments in the fourth quarter of 2019 were NIS 193 million, compared to NIS 225 million in the same quarter of 2018, a decrease of 14.2%.

The decrease in investments in 2019 was primarily due to net payments of NIS 74 million for betterment levy, compared to payments of NIS 121 million for permit fees and purchase tax in 2018 in connection with the sale of the “Sakia” complex.

Free cash flow in 2019 totaled NIS 1.26 billion compared to NIS 1.36 billion in 2018, a decrease of 7.3%. Free cash flow in the fourth quarter of 2019 was NIS 269 million, compared to NIS 636 million in the same quarter of 2018, a decrease of 57.7%.

The decrease in free cash flow in 2019 was primarily due to the aforementioned decrease in cash flow from operating activities.

The decrease in free cash flow in the fourth quarter of 2019 was primarily due to the aforementioned decrease in cash flow from operating activities as well as a decrease in proceeds from the sale of real estate which amounted to NIS 14 million compared to NIS 270 million in the corresponding quarter of 2018 (primarily due to proceeds received from the sale of the “Sakia” complex).

The number of broadband Internet lines (retail and wholesale) at the end of 2019 totaled 1.58 million, a decrease of 14,000 lines compared to the third quarter of 2019, and a decrease of 81,000 compared to the fourth quarter of 2018. The number of wholesale broadband Internet lines amounted to 592,000 lines, representing a sequential decrease of 9,000 lines.

During the fourth quarter of 2019, average broadband speeds reached 67.8 Mbps, compared to 66.2 sequentially, and 59.1 Mbps in the fourth quarter of 2018, representing a year-over-year increase of 14.7%.

Average revenue per Internet subscriber (ARPU - retail) in the fourth quarter of 2019 was NIS 98, in-line sequentially, and compared to NIS 96 in the fourth quarter of 2018.

The number of telephony access lines totaled 1.718 million at the end of 2019, compared to 1.743 million sequentially and 1.818 million at the end of 2018.

Average revenue per line (ARPL) in the fourth quarter of 2019 totaled NIS 48, compared to NIS 49 sequentially, and NIS 51 in the fourth quarter of 2018.

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Bezeq Fixed-Line - Financial data	Q4 2019	Q4 2018	% change	FY 2019	FY 2018	% change
	(NIS millions)			(NIS millions)
Total revenues	985	1,026	(4.0)%	4,073	4,196	(2.9)%
Broadband Internet revenues	392	396	(1.0)%	1,578	1,596	(1.1)%
Telephony revenues	247	281	(12.1)%	1,039	1,156	(10.1)%
Transmission and data revenues	219	243	(9.9)%	948	977	(3.0)%
Cloud & digital services revenues	66	63	4.8%	274	260	5.4%
Other revenues	61	43	41.9%	234	207	13.0%
Operating profit	296	(87)		2,142	1,224	75.0%
EBITDA	521	130	300.8%	3,003	2,074	44.8%
EBITDA margin	52.9%	12.7%		73.7%	49.4%
Net profit [1]	134	(155)		1,192	567	110.2%
Cash flows from operating activities	476	600	(20.7)%	1,847	2,206	(16.3)%
Payments for investments	193	225	(14.2)%	881	976	(9.7)%
Free cash flow [2]	269	636	(57.7)%	1,259	1,358	(7.3)%

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, w ith the implementation of accounting standard IFRS 16, less payments for leases.

Bezeq Fixed-Line - KPIs	Q4 2019	Q3 2019	Q4 2018
Active subscriber lines (end of period, in thousands) [1]	1,718	1,743	1,818
Average monthly revenue per line (NIS) [2]	48	49	51
Outgoing minutes (millions)	820	888	989
Incoming minutes (millions)	1,046	1,099	1,160
Churn rate (%) [3]	2.9%	3.0%	3.1%
Total broadband Internet lines (retail and wholesale, end of period, in thousands)[4]	1,575	1,589	1,656
Wholesale broadband Internet lines (end of period, in thousands) [4]	592	601	626
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	98	98	96
Average broadband speed per subscriber (Mbps)	67.8	66.2	59.1

1 Inactive subscribers are those w hose lines have been physically disconnected (except for a subscriber who did not pay his balance due to the Company in the first three months of collection proceedings).

2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services. Based on average lines for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company’s services during the period divided by the average number of telephone subscribers during the period.

4 The total number of broadband Internet lines includes retail and wholesale lines. Retail - direct Internet subscriber of the Company; Wholesale - Internet line through Bezeq’s wholesale service for telecom operators.

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Subsidiary Company Results

(Pelephone / Bezeq International / yes)

In 2019, we built the commercial, operating and technological infrastructures to realize the synergies between Pelephone, yes and Bezeq International and to improve financial results. Below are some of the highlights of the past year:

●	Appointed one unified management team for the three subsidiary companies, reducing the number of senior managers by 50%

●	Streamlining and synergy agreements for 2019-2021 were signed with each of the three companies

●	Reduction of approximately 500 employees in all three companies together, representing 10% of the workforce

●	Reduced operating expenses by NIS 266 million in all three companies together

●	Signed a contract to implement a joint customer management system (CRM) in cloud technology for the three companies

●	Launched a triple play with Bezeq International and yes for the first time

●	Began migration from satellite broadcasting to Internet broadcasting with the launch of yes +

●	Signed a contract to transfer Pelephone corporate headquarters to Petach Tikvah as part of the streamlining process

Ran Guron, CEO of Pelephone, Bezeq International and yes stated, “In 2019, we laid the foundations for long-term and synergistic activities between the three companies, as a significant and leading telecommunications entity that provides added value to its customers. In this context, we took major initiatives, including setting up one unified management team and implementing efficiency measures within the subsidiaries, while engaging with labor unions and signing collective agreements with each of the three companies. We continue to invest in the telecommunications infrastructure to ensure advanced services to our customers. We have embarked on a significant and long-term project of transitioning to IP broadcasting with the launch of the yes + service that has gained popularity and positive reviews from the Company’s customers. Pelephone is preparing for significant investments in the 5th generation auction, and we continued to grow subscribers for the fourth consecutive year. Bezeq International launched its fifth server farm and won several major IT tenders. We will continue to work to ensure the strength of the companies, while developing joint projects to optimize our assets and resources.”

Guron added, “We are now in a highly complex and dynamic period with the spread of the coronavirus. We are handling this event well prepared after extensive and comprehensive preparations. Already, more than 50% of representatives service our customers from home, and approximately 70% of the headquarters staff work remotely. The telecommunications market is an essential enterprise in the economy and we are working day and night to ensure functional and service continuity for all our customers.”

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Pelephone Results

The 2019 financial results were impacted by a one-time expense of NIS 77 million for synergies and early retirement of employees for the years 2019-2021.

Revenues from services in 2019 totaled NIS 1.71 billion, compared to NIS 1.76 billion in 2018, a decrease of 2.6%. Revenues from services in the fourth quarter of 2019 were NIS 416 million, compared to NIS 437 million in 2018, a decrease of 4.8%.

The decrease in revenues from cellular services was due to a decrease in market prices as a result of the transition of existing customers to lower priced plans including higher data plans, partially offset by an increase in post paid subscribers.

Revenues from equipment sales in 2019 totaled NIS 653 million, compared to NIS 688 million in 2018, a decrease of 5.1%. Revenues from equipment sales in the fourth quarter of 2019 were NIS 186 million, compared to NIS 181 million in the same quarter of 2018, a decrease of 2.8%.

Total revenues in 2019 totaled NIS 2.36 billion, compared to NIS 2.44 billion in 2018, a decrease of 3.3%. Total revenues in the fourth quarter of 2019 were NIS 602 million, compared to NIS 618 million in the same quarter of 2018, a decrease of 2.6%.

Operating expenses in 2019 totaled NIS 2.46 billion, compared to NIS 2.45 billion in 2018, a decrease of 0.7%. After adjusting for the impact of the one-time expense for synergies and early retirement of employees for the years 2019-2021, operating expenses decreased NIS 61 million in 2019.

EBITDA in 2019 totaled NIS 534 million (EBITDA margin of 22.6%), compared to NIS 653 million (EBITDA margin of 26.8%) in 2018, a decrease of 18.2%. EBITDA in the fourth quarter of 2019 was NIS 66 million (EBITDA margin of 11.0%), compared to NIS 173 million (EBITDA margin of 28.0%) in the same quarter of 2018, a decrease of 61.8% compared to the corresponding quarter.

After adjusting for the impact of the one-time expense for synergies and early retirement of employees for the years 2019-2021, Adjusted EBITDA amounted to NIS 611 million.

Operating loss in 2019 totaled NIS 99 million, compared to NIS 2 billion in 2018. Operating loss in the fourth quarter of 2019 was NIS 97 million, compared to NIS 4 million in the same quarter of 2018.

After adjusting for the impact of the one-time expense for synergies and early retirement of employees for the years 2019-2021, Adjusted Operating Loss amounted to NIS 20 million.

Net loss in 2019 totaled NIS 47 million, compared to net profit of NIS 24 million in 2018. Net loss in the fourth quarter of 2019 was NIS 69 million, compared to net profit of NIS 2 million in the same quarter of 2018.

After adjusting for the impact of the one-time expense for synergies and early retirement of employees for the years 2019-2021, Adjusted Net Profit amounted to NIS 12 million.

Cash flow from operating activities in 2019 totaled NIS 677 million, compared to NIS 770 million in 2018, a decrease of 12.1%. Cash flow from operating activities in the fourth quarter of 2019 were NIS 146 million, compared to NIS 156 million in the same quarter of 2018, a decrease of 6.4%.

Free cash flow in 2019 totaled NIS 143 million compared to NIS 205 million in 2018, a decrease of 30.2%. Free cash flow in the fourth quarter of 2019 was NIS 20 million, compared to NIS 8 million in the same quarter of 2018, an increase of 150.0%.

Pelephone’s subscriber base increased by 131,000 subscribers in 2019 and total subscribers were 2.336 million at the end of December 2019.

Average revenue per subscriber (ARPU) in 2019 was NIS 63, an increase of NIS 1 compared to 2018.

BEZEQ GROUP REPORTS FULL YEAR 2019 FINANCIAL RESULTS	PAGE | 11

Pelephone - Financial data	Q4 2019	Q4 2018	% change	FY 2019	FY 2018	% change
	(NIS millions)			(NIS millions)
Total revenues	602	618	(2.6%)	2,362	2,443	(3.3%)
Service revenues	416	437	(4.8%)	1,709	1,755	(2.6%)
Equipment revenues	186	181	2.8%	653	688	(5.1%)
Operating profit (loss)	(97)	(4)		(99)	(2)
EBITDA*	66	173	(61.8%)	534	653	(18.2%)
EBITDA margin	11.0%	28.0%		22.6%	26.8%
Net profit (loss)*	(69)	2		(47)	24
Cash flows from operating activities	146	156	(6.4%)	677	770	(12.1%)
Payments for investments	75	78	(3.8%)	293	310	(5.5%)
Free cash flow [1]	20	8	150.0%	143	205	(30.2%)

* After adjusting for one-time expenses in connection with the signing of a collective labor agreement, Pelephone’s EBITDA in 2019 and in Q4 2019 amounted to NIS 611 million and NIS 143 million, respectively. Net profit in 2019 amounted to NIS 12 million and net loss in Q4 2019 amounted to NIS 10 million.

1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, w ith the implementation of accounting standard IFRS 16, less payments for leases.

Pelephone - KPIs	Q4 2019	Q3 2019	Q4 2018
Total subscribers (end of period, in thousands) [1,4]	2,336	2,310	2,205
Postpaid subscribers (end of period, in thousands) [1,4]	1,911	1,895	1,831
Prepaid subscribers (end of period, in thousands) [1,4]	425	415	374
Average revenue per user (ARPU, NIS) [2]	60	65	66
Churn rate [3]	7.3%	7.3%	9.0%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators that Pelephone hosts on its network as w ell as IOT subscribers as of Q3 2018) and do not include inactive subscribers who are connected to Pelephone’s services for six months or more. An inactive subscriber is one w ho in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. Prepaid subscribers are included in the list of active subscribers from the date on which the subscriber loaded his device, and are removed from the list of active subscribers if he makes no outgoing use of his device for six months or more. A customer may have more than one subscriber line. Subscriber data includes subscribers w ho use different services (such as data for car media systems), w hose average revenue is significantly lower than other subscribers. Regarding the change in the definition of subscribers from Q3 2018, see Note 4 below.

2 Average monthly revenue per subscriber (postpaid and prepaid) is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators w ho use Pelephone’s netw ork, and repair and warranty services in the period by average Pelephone active subscribers in the same period. Regarding the effect of the change in the definition of subscribers from Q3 2018 on average revenue per subscriber, see Note 4 below.

3 Churn rate is calculated according to the proportion of subscribers w ho have disconnected from Pelephone’s services and subscribers w ho have become inactive during the period divided by the total number of average active subscribers during the period. Regarding the effect of the change in the definition of subscribers from Q3 2018 on the churn rate, see Note 4 below.

4 At the beginning of Q3 2018, 426,000 prepaid subscribers and 2,000 IOT subscribers w ere written off the list of subscribers. This led to an increase of NIS 11 in ARPU and an increase of 1.5% in the churn rate in Q3 2018.

BEZEQ GROUP REPORTS FULL YEAR 2019 FINANCIAL RESULTS	PAGE | 12

Bezeq International Results

The financial results for 2019 were impacted by one-time expenses of NIS 80 million (after tax) for an impairment loss and NIS 45 million for synergies and early retirement of employees for the years 2019-2021.

Revenues in 2019 totaled NIS 1.34 billion, compared to NIS 1.39 billion in 2018, a decrease of 3.7%. Revenues in the fourth quarter of 2019 were NIS 330 million compared to NIS 370 million in the same quarter of 2018, a decrease of 10.8%.

The decrease in revenues was primarily due to the decrease in revenues from Internet services and international calls as well as the sale of the IT outsourcing services business in 2018, partially offset by an increase in revenues from business services.

Operating expenses in 2019 totaled NIS 1.40 billion, compared to NIS 1.28 billion in 2018, an increase of 9.1%. Operating expenses in the fourth quarter of 2019 were NIS 416 million, compared to NIS 351 million in the same quarter of 2018, an increase of 18.5%.

After adjusting for the impact of the one-time expense for synergies and early retirement of employees for the years 2019-2021, Adjusted Operating Expenses decreased NIS 31 million compared to 2018 primarily due to a decrease in salary expenses.

Operating loss in 2019 totaled NIS 57 million, compared to operating profit of NIS 111 million in 2018. Operating loss in the fourth quarter of 2019 was NIS 86 million, compared to operating profit of NIS 19 million in the same quarter of 2018.

After adjusting for the impact of the impairment loss and the one-time expense for synergies and early retirement of employees for the years 2019-2021, Adjusted Operating Profit in 2019 amounted to NIS 90 million.

EBITDA in 2019 totaled NIS 133 million (EBITDA margin of 9.9%), compared to NIS 305 million (EBITDA margin of 21.9%) in 2018, a decrease of 56.4%. EBITDA in the fourth quarter of 2019 amounted to a loss of NIS 35 million, compared to profit of NIS 79 million in the same quarter of 2018.

After adjusting for the impact of the impairment loss and the one-time expense for synergies and early retirement of employees for the years 2019-2021,, Adjusted EBITDA in 2019 amounted to NIS 280 million (EBITDA margin of 20.9%) in 2019.

Net loss in 2019 totaled NIS 50 million, compared to net profit of NIS 77 million in 2018. Net loss in the fourth quarter of 2019 was NIS 67 million, compared to net profit of NIS 13 million in the same quarter of 2018.

After adjusting for the impact of the impairment loss and the one-time expense for synergies and early retirement of employees for the years 2019-2021, Adjusted Net Profit in 2019 amounted to NIS 65 million.

Cash flow from operating activities in 2019 totaled NIS 255 million, compared to NIS 300 million in 2018, a decrease of 15.0%. Cash flow from operating activities in the fourth quarter of 2019 was NIS 87 million, compared to NIS 106 million in the same quarter of 2018, a decrease of 17.9%.

BEZEQ GROUP REPORTS FULL YEAR 2019 FINANCIAL RESULTS	PAGE | 13

The decrease in cash flow from operating activities was primarily due to a decrease in profitability including one-time payments for the early retirement of employees and legal claims.

Free cash flow in 2019 totaled NIS 95 million compared to NIS 138 million in 2018, a decrease of 31.2%. Free cash flow in the fourth quarter of 2019 was NIS 58 million compared to NIS 72 million in the same quarter of 2018, a decrease of 19.4%.

Bezeq International	Q4 2019	Q4 2018	% change	FY 2019	FY 2018	% change
	(NIS millions)			(NIS millions)
Revenues	330	370	(10.8%)	1,339	1,391	(3.7%)
Operating profit	(86)	19		(57)	111
EBITDA*	(35)	79		133	305	(56.4%)
EBITDA margin		21.4%		9.9%	21.9%
Net profit (loss)*	(67)	13		(50)	77
Cash flows from operating activities	87	106	(17.9%)	255	300	(15.0%)
Payments for investments	21	25	(16.0%)	128	127	0.8%
Free cash flow [1]	58	72	(19.4%)	95	138	(31.2%)

* After adjusting for one-time expenses in connection w ith the loss from impairment of assets as w ell as the signing of a collective labor agreement, Bezeq International’s EBITDA and net profit in 2019 amounted to NIS 280 million and NIS 65 million, respectively.

1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, w ith the implementation of accounting standard IFRS 16, less payments for leases.

BEZEQ GROUP REPORTS FULL YEAR 2019 FINANCIAL RESULTS	PAGE | 14

yes Results

The 2019 financial results were impacted by a one-time expense of NIS 45 million for synergies and early retirement of employees for the years 2019-2021. The comparative numbers of 2018 below do not include the NIS 1.1 billion one-time impairment of yes assets.

Revenues in 2019 totaled NIS 1.35 billion, compared to NIS 1.47 billion in 2018, a decrease of 8.7%. Revenues in the fourth quarter of 2019 were NIS 331 million, compared to NIS 356 million the same quarter of 2018, a decrease of 7.0%.

The decrease in revenues was primarily due to a reduction in the average number of subscribers and in the average revenue per subscriber.

Operating expenses in 2019 totaled NIS 1.40 billion, compared to NIS 1.53 billion in 2018, a decrease of NIS 129 million. Operating expenses in the fourth quarter of 2019 were NIS 337 million, compared to NIS 395 million in the same quarter of 2018, a decrease of NIS 58 million.

After adjusting for the impact of the one-time expense for synergies and early retirement of employees for the years 2019-2021, Adjusted Operating Expenses decreased NIS 174 million compared to 2018.

Operating loss in 2019 totaled NIS 55 million, compared to NIS 56 million in 2018. Operating loss in the fourth quarter of 2019 was NIS 6 million, compared to NIS 39 million in the same quarter of 2018, an improvement of NIS 33 million.

After adjusting for the impact of the one-time expense for synergies and early retirement of employees for the years 2019-2021, Adjusted Operating Loss amounted to NIS 10 million, an improvement of NIS 46 million compared to 2018.

EBITDA in 2019 totaled NIS 164 million (EBITDA margin of 12.2%), compared to NIS 267 million (EBITDA margin of 18.1%) in 2018, a decrease of NIS 103 million. EBITDA in the fourth quarter of 2019 amounted to NIS 40 million (EBITDA margin of 12.1%), compared to NIS 45 million (EBITDA margin of 12.6%) in the same quarter of 2018, a decrease of NIS 5 million.

After adjusting for the impact of the one-time expense for synergies and early retirement of employees for the years 2019-2021, Adjusted EBITDA in 2019 amounted to NIS 209 million in 2019.

Net loss in 2019 totaled NIS 69 million, compared to NIS 48 million in 2018, an increase of NIS 21 million. Net loss in the fourth quarter of 2019 was NIS 7 million, compared to NIS 37 million in the same quarter of 2018, an improvement of NIS 30 million.

After adjusting for the impact of the one-time expense for synergies and early retirement of employees for the years 2019-2021, Adjusted Net Loss amounted to NIS 24 million, an improvement of NIS 24 million compared to 2018.

Cash flow from operating activities in 2019 totaled NIS 143 million, compared to NIS 226 million in 2018, a decrease of 36.7%. Cash flow from operating activities in the fourth quarter of 2019 was NIS 31 million, compared to NIS 46 million in the same quarter of 2018, a decrease of 32.6%.

BEZEQ GROUP REPORTS FULL YEAR 2019 FINANCIAL RESULTS	PAGE | 15

Negative free cash flow in 2019 totaled NIS 125 million, compared to NIS 102 million in 2018. Negative free cash flow in the fourth quarter of 2019 was NIS 8 million, compared to NIS 41 million in the same quarter of 2018.

ARPU in the fourth quarter of 2019 was NIS 198, in-line sequentially and compared to NIS 206 in the same quarter of 2018.

The number of yes subscribers in the fourth quarter of 2019 decreased by 3,000. Total yes subscribers at December 31, 2019 were 555,000.

yes - Financial data	Q4 2019	Q4 2018	Q4 2018	% change	FY 2019	FY 2018	FY 2018	% change
		excluding				excluding
		impairment				impairment
		(NIS millions)				(NIS millions)
Revenues	331	356	356	(7.0%)	1,345	1,473	1,473	(8.7%)
Operating profit (loss)	(6)	(39)	(1,139)	84.6%	(55)	(56)	(1,156)	(1.8%)
EBITDA*	40	45	(1,055)	(11.1%)	164	267	(833)	(38.6%)
EBITDA margin	12.1%	12.6%			12.2%	18.1%
Net profit (loss)*	(7)	(37)	(1,137)	81.1%	(69)	(48)	(1,148)	43.8%
Cash flows from operating activities	31	46	46	(32.6%)	143	226	226	(36.7%)
Payments for investments	32	82	82	(61.0%)	239	298	298	(19.8%)
Free cash flow [1]	(8)	(41)	(41)	80.5%	(125)	(102)	(102)	22.5%

* After adjusting for one-time expenses in connection with the signing of a collective labor agreement, yes’ EBITDA and net loss in 2019 amounted to NIS 209 million and NIS 24 million, respectively.

1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, w ith the implementation of accounting standard IFRS 16, less payments for leases.

yes – KPIs	Q4 2019	Q3 2019	Q4 2018
Number of subscribers (end of period, in thousands) [1]	555	558	574
Average revenue per user (ARPU, NIS) [2]	198	198	206
Churn rate (%) [3]	5.2%	5.5%	5.6%

1 Subscriber – one household or small business customer. For a business customer with numerous set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is standardized. The number of business customers that are not small businesses, is calculated by dividing the total payment received from all the business customers that are not small businesses by the average revenue per small business customer, which is determined once every period. In the fourth quarter of 2018 the standardization formula was updated and, as a result, the number of subscribers decreased by 7,000. This was partially due to the fact that the average revenue per small business customer in the special offers (at least 100 customers per offer) increased in the past year as a result of the transfer of customers to higer priced packages richer in content.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period. The churn rate includes the transfer of yes subscribers from satellite services to STING TV services and vice versa. yes estimates this transition rate is negligible and does not exceed 1% of all DBS subscribers per year.

BEZEQ GROUP REPORTS FULL YEAR 2019 FINANCIAL RESULTS	PAGE | 16

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shlomo Rodav, Bezeq’s Chairman, Mr. Dudu Mizrahi, Bezeq CEO, Mr. Ran Guron, CEO of Pelephone, Bezeq International and yes, and Mr. Yali Rothenberg, Bezeq Group Chief Financial Officer on March 19, 2020, at 3:00 PM Israel Time / 9:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0691

Israel Phone Number: 03-918-0691

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of Bezeq’s corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, March 25, 2020. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5900

Israel Phone Number: 03-925-5900

BEZEQ GROUP REPORTS FULL YEAR 2019 FINANCIAL RESULTS	PAGE | 17

About “Bezeq” The Israel Telecommunication Corp.

Bezeq is Israel’s leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, cloud and digital services, and other data communications; satellite and Internet based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at http://ir.bezeq.co.il.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the “Securities Law”), which reports can be accessed at the Israeli Securities Authority’s website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS FULL YEAR 2019 FINANCIAL RESULTS	PAGE | 18

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated Statements of Income for the Year Ended December 31

	2019	2018	2017
	NIS million	NIS million	NIS million

Revenues	8,929	9,321	9,789
Costs of activity
General and operating expenses	3,263	3,379	3,891
Salaries	1,933	1,992	2,005
Depreciation, amortization, and impairment losses	1,912	2,189	1,715
Impairment loss	1,053	1,675	87
Other operating expenses (income), net	(221)	634	(19)
	7,940	9,869	7,679

Operating profit (loss)	989	(548)	2,110
Financing expenses
Financing expenses	624	516	477
Financing income	(75)	(81)	(60)
Financing expenses, net	549	435	417

Profit (loss) after financing expenses, net	440	(983)	1,693
Share in losses of equity-accounted investees	(2)	(3)	(5)
Profit (loss) before income tax	438	(986)	1,688
Income tax	1,525	80	453
Profit (loss) for the year attributable to shareholders of the Company	(1,087)	(1,066)	1,235
Earnings (loss) per share (NIS)
Basic and diluted earnings (loss) per share	(0.39)	(0.39)	0.45

BEZEQ GROUP REPORTS FULL YEAR 2019 FINANCIAL RESULTS	PAGE | 19

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated Statements of Financial Position as at December 31

	2019	2018
Assets	NIS million	NIS million

Cash and cash equivalents	400	890
Investments	1,195	1,404
Trade receivables	1,689	1,773
Other receivables	313	267
Inventory	93	97
Assets held for sale	43	-
Total current assets	3,733	4,431

Trade and other receivables	477	470
Broadcasting rights, net of rights exercised	59	60
Right-of-use assets	1,292	1,504
Fixed assets	6,096	6,214
Intangible assets	935	1,919
Deferred expenses and non-current
investments	386	462
Deferred tax assets	59	1,205
Investment property	-	58
Total non-current assets	9,304	11,892

Total assets	13,037	16,323

BEZEQ GROUP REPORTS FULL YEAR 2019 FINANCIAL RESULTS	PAGE | 20

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated Statements of Financial Position as at December 31 (Cont’d)

	2019	2018
Liabilities and equity	NIS million	NIS million

Debentures, loans and borrowings	1,007	1,542
Current maturities of liabilities for leases	416	445
Trade and other payables	1,413	1,690
Employee benefits	654	581
Provisions	125	175
Total current liabilities	3,615	4,433

Loans and debentures	8,551	9,637
Liability for leases	969	1,106
Employee benefits	356	445
Derivatives and other liabilities	139	174
Liabilities for deferred taxes	43	56
Provisions	49	38
Total non-current liabilities	10,107	11,456

Total liabilities	13,722	15,889

Total equity (deficit)	(685)	434

Total liabilities and equity	13,037	16,323

BEZEQ GROUP REPORTS FULL YEAR 2019 FINANCIAL RESULTS	PAGE | 21

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated statements of cash flows for the year ended December 31

	2019	2018	2017
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the year	(1,087)	(1,066)	1,235
Adjustments:
Depreciation and amortization	1,912	2,189	1,715
Impairment loss of assets	1,053	1,675	87
Capital gain, net	(508)	(15)	(66)
Share in losses of equity-accounted investees	2	3	5
Financing expenses, net	497	445	426
Income tax expenses	1,525	80	453

Change in trade and other receivables	91	241	193
Change in inventory	(16)	(5)	(35)
Change in trade and other payables	(113)	(138)	10
Change in provisions	(49)	81	15
Change in employee benefits	(50)	489	(33)
Change in other liabilities	(8)	-	(34)
Net income tax paid	(325)	(467)	(446)
Net cash from operating activities	2,924	3,512	3,525

Cash flow used for investing activities
Purchase of fixed assets	(1,095)	(1,216)	(1,131)
Investment in intangible assets and deferred expenses	(382)	(390)	(399)
Investment in deposits with banks and others	(2,067)	(2,338)	(276)
Proceeds from bank deposits and others	2,297	1,244	564
Proceeds from the sale of fixed assets	76	160	98
Receipts from the sale of the Sakia property	328	155	-
Payment of permit fees, betterment levy, and purchase tax*	(74)	(121)	-
Receipt (payment) of betterment tax*	5	(80)	-
Miscellaneous	29	34	(4)
Net cash used in investing activities	(883)	(2,552)	(1,148)

*In connection with the sale of the “Sakia” complex

BEZEQ GROUP REPORTS FULL YEAR 2019 FINANCIAL RESULTS	PAGE | 22

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated statements of cash flows for the year ended December 31 (Cont’d)

	2019	2018	2017
	NIS million	NIS million	NIS million
Cash flow from financing activities
Issue of debentures and receipt of loans	1,865	891	2,517
Repayment of debentures and loans	(3,447)	(1,567)	(1,587)
Payments of principal and interest for leases	(414)	(422)	-
Dividends paid	-	(686)	(1,286)
Interest paid	(392)	(421)	(415)
Costs for early repayment of loans and debentures	(93)	-	-
Miscellaneous	(50)	(46)	(12)
Payment to Eurocom DBS for acquisition of shares and DBS loan	-	-	(61)
Net cash used for financing activities	(2,531)	(2,251)	(844)

Increase (decrease) in cash and cash equivalents, net	(490)	(1,291)	1,533
Cash and cash equivalents as at January 1	890	2,181	648
Cash and cash equivalents as at the end of the year	400	890	2,181

BEZEQ GROUP REPORTS FULL YEAR 2019 FINANCIAL RESULTS	PAGE | 23

“Bezeq” The Israel Telecommunication Corp., Limited

Other Operating Expenses (Income), Net

	Year ended December 31
	2019	2018	2017
	NIS million	NIS million	NIS million
Capital gains (mainly from the sale of real estate)	(508)	(1)	(66)
Expenses for severance pay in voluntary redundancy and the streamlining agreement in Pelephone, Bezeq International, and DBS	167	12	3
Expense for early retirement of employees in Bezeq
Fixed-Line	109	547	23
Provision for legal claims	10	91	19
Other expenses	1	(1)	2
Profit from sale of an associate	-	(14)	-
Other operating expenses (income), net	(221)	634	(19)

BEZEQ GROUP REPORTS FULL YEAR 2019 FINANCIAL RESULTS	PAGE | 24